Remark Holdings, Inc.
800 S. Commerce Street
Las Vegas, NV 89106

August 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo, Legal Branch Chief

Re:	Remark Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-259612

Ladies and Gentlemen:
On September 17, 2021, Remark Holdings, Inc. (the “Company”) initially filed Registration Statement No. 333-259612 on Form S-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement was subsequently amended on October 21, 2021, November 2, 2021, November 18, 2021, and February 10, 2022 and converted to Form S-1 and amended on August 8, 2022.
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.
The Company is seeking withdrawal of the Registration Statement because it no longer meets the eligibility requirements to file a universal shelf registration statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof and provide a copy of such order to Robert H. Friedman of Olshan Frome Wolosky LLP, the Company’s corporate counsel, by email at rfriedman@olshanlaw.com.

8165584-1

If you have any questions, please contact Mr. Friedman at (212) 451-2220.

Very truly yours,

REMARK HOLDINGS, INC.

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Chairman and Chief Executive Officer (principal executive, financial and accounting officer)

cc: Robert H. Friedman, Olshan Frome Wolosky LLP

8165584-1